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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


            NOTIFICATION OF LATE FILING OF FORM 10-K
            For Fiscal Year Ended September 30, 1996

                Commission File Number:  0-13154
                      Cusip Number:  302904



PART I   --   Registrant Information

Full Name of Registrant:                FCS Laboratories, Inc.

Address of Principal Executive Office:  2330 S. Industrial Park Ave
                                        Tempe, Arizona  85282


PART II  --   Rules 12b-25 (b) and (c)


Registrant's annual report on Form 10-K for fiscal year ended
September 30, 1996 can not be filed for the reasons described in reasonable detail in Part III of this form.


PART III --   Narrative

The Company was unable to timely file its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1996. The reason for that delay were outlined in detail in the Company's
Notification of Late filing of Form 10-Q dated August 15, 1996.

As a result of the foregoing, the Company's annual report on Form 10-K for the fiscal year ended September 30, 1996 will also be delayed.

The Company's inability to file timely can not be eliminated without unreasonable effort or expense. It is expected that the subject annual report on Form 10-K will be filed no later than fifteen days of the original due date, December 29, 1996.







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PART IV  --   Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            Nicholas A. Gallo, III             (908) 782-3353

(2)  Have all other periodic reports required (under
     Section 13 or 15(d) of the Securities Exchange
     Act of 1934) during the preceding 12 months (or      /X/ Yes
     for such shorter period that the Registrant was
     required to file such reports) been filed?           / / No
     If the answer is no, identify reports(s)

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be              / / Yes
     reflected by the earnings statement to be
     included in the subject report or portion            /X/ No
     thereof?



      If so, attach an explanation of the anti-cipated change, both narratively and quantitatively, and if appropriate, state the reason why a reasonable estimate of the results can not be made.


______________________________________________________________


                     FCS LABORATORIES, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 20, 1996          /S/ Nicholas A. Gallo, III

                                Nicholas A. Gallo, III
                                Chairman and member of
                                the Board of Directors
                                and President








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